Exhibit 99-3

	Curian Funds
	Fidelity Bond Coverage Requirements
	Determination Date: 8/31/13

		Total Assets (as of 8/31/13)	Minimum Amount of Bond for Joint Coverage

	Curian Series Trust	2,139,139,567	1,700,000
	Curian Variable Series Trust	4,469,178,898	2,500,000
		Total	$4,200,000

		Current Bond Coverage	$4,200,000	1, 2

		Excess Coverage	$ -

1	Expires September 1, 2014
	Chubb Group of Insurance Companies
2	Bond coverage is in the amount of $4.2 million